UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2 )*

THE ELECTRIC NETWORK.COM, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

28500Q 10 8
(CUSIP Number)

STEPHEN HANSON
301 - 1120 HAMILTON STREET, VANCOUVER, BRITISH COLUMBIA V6B 2S2
(604) 895-7130
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28500Q 10 8

1.	Names of Reporting Persons. Stephen Hanson I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ____________________________________
(b) ____________________________________

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 490,000

	8.	Shared Voting Power 950,000

	9.	Sole Dispositive Power 490,000

	10.	Shared Dispositive Power 950,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,440,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER

This statement relates to shares of the common stock, $.001 par value of The Electric Network.com, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at #1400-1500 West Georgia Street, Vancouver, British Columbia, Canada V6G 2Z6.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name: Stephen Hanson.
(b)	Business Address: 301 - 1120 Hamilton Street, Vancouver, British Columbia V6B 2S2.
(c)	Present Principal Occupation: Director, Van Arbor Asset Management Ltd., whose address is shown in Item 2(b).
(d)	Disclosure of Criminal Proceedings: Mr. Hanson has not been convicted in any criminal proceeding at any time.
(e)
Disclosure of Civil Proceedings: Mr. Hanson has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: Mr. Hanson is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Hanson sold 4,500,000 shares of the Issuer's common stock in a private transaction for $10,000 cash on January 27, 2004.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Hanson sold 4,500,000 shares of the Issuer's common stock in a private transaction for $10,000 cash on January 27, 2004 to Brad W. Rudover and concurrently resigned as President and a director of the Issuer. As part of the sale of the 4,500,000 shares of the Issuer's common stock, Mr. Rudover agreed to assume Mr. Hanson’s management role with the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Mr. Hanson beneficially owns a total of 1,440,000 shares of the Issuer's common stock as follows:

(a)
Mr. Hanson directly and personally owns 490,000 shares of the Issuer's common stock which comprises 2.61% of the Issuer's total issued and outstanding shares, and is the beneficial owner of 950,000 shares, or 5.05%, which are owned by his spouse, Caroline Hanson.

(b)
Mr. Hanson has sole voting and dispositive power as to the 490,000 shares he owns directly. Mr. Hanson has shared voting and dispostive power as to the 950,000 shares which are owned by his spouse, Caroline Hanson.

(c)	None.

(d)	Not Applicable.
(e)	Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2004

/s/ Stephen Hanson
Stephen Hanson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)